Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Delta Apparel, Inc.:

We consent to the use of our report dated December 15, 2015, except as to the last paragraph of Note 2 (a), Note 2 (aa) and Note 14, as to which the date is November 29, 2016, with respect to the consolidated balance sheet of Delta Apparel, Inc. and subsidiaries as of October 3, 2015, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended October 3, 2015, and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Greenville, South Carolina

December 19, 2016